U.S. Securities and Exchange Commission
Division of Investment Management

September 1, 2023

VIA E-mail

Jonathan R. Simon, Esq.
Senior Vice President and General Counsel
Van Eck Associates Corporation
666 Third Avenue, 9th Floor
New York, NY 10017

Re: VanEck ETF Trust
<u>File Nos. 333-123257, 811-10325</u>

Dear Mr. Simon:

On August 1, 2023, you filed a post-effective amendment to a registration statement on Form N-1A on behalf of the VanEck ETF Trust and its new series, VanEck Ethereum Strategy ETF (the "Fund"). We have reviewed the amendment, and to ensure the efficiency of our review process and consistency of disclosure, we are providing a set of comments that generally apply to the Fund and other funds with substantially similar investment objectives and strategies. Unless otherwise specified, each of the comments applies to all funds pursuing these investment objectives and strategies, including funds taking a "short" position in ether futures contracts. Where the Fund invests only in ether futures contracts and a comment includes references to both ether and bitcoin, ether futures contracts and bitcoin futures contracts, and/or Ethereum and Bitcoin, please disregard the references to bitcoin, bitcoin futures contracts, and/or Bitcoin.

Some of the comments elicit supplemental information, while others elicit disclosure. As we are issuing these comments broadly to the Fund and other funds with similar investment objectives and strategies, we recognize that some comments may not be directly applicable to the Fund or that responsive or consistent disclosure may already be included in the registration statement. Accordingly, where no change will be made in the registration statement in response to a comment, please briefly state the basis for your position and/or identify disclosure in the filing that is responsive to, or consistent with, the comment. Please file a supplemental letter that includes your responses to each of these comments as soon as practicable. Please note that we will be providing additional tailored comments that are specific to the Fund in a separate communication in the coming days.

We note that the Commission has not made any public statements as to the legal status of offers or sales of ether, or transactions in ether futures contracts, under the federal securities laws and the review of a registration statement does not represent an endorsement of the Fund's business model or an approval of the Fund or its securities.

Operations of the Ether Futures Market and Bitcoin Futures Market

1. Please supplementally confirm whether the Fund has engaged one or more Futures Commission Merchant(s) ("FCM(s)"). Please identify such FCM(s) in your response.

2. Please supplementally inform us of any discussions with potential authorized participants ("APs") or market makers for the Fund and supplementally address the following:

   - confirm the number of APs or other firms that have expressed legitimate interest and/or intent to act as an AP for the Fund (including information about the identities of such potential APs);

   - discuss the ability of APs and market makers to arbitrage the Fund's holdings in a manner that is expected to keep the Fund's market price in line with its net asset value ("NAV");

   - discuss what instruments the APs will use to arbitrage and whether there will be any impact from the inability of broker-dealers to custody ether or bitcoin; and

   - discuss whether there any unique considerations or rules related to the national securities exchange on which the Fund plans to list its securities that will impact the Fund's ability to pursue its investment strategy, interact with APs, or otherwise impact the Fund's operations.

3. Please supplementally discuss whether the Fund anticipates any capacity constraints in the ether futures market or bitcoin futures market that would limit the size of the Fund's exposure to ether futures or bitcoin futures. Also, how would the current number of registrants looking to launch similar funds impact the ether futures market or bitcoin futures market? Explain how the Fund will monitor market capacity as new participants enter the market.

Valuation

4. Please supplementally explain how the Fund would value its ether futures positions or bitcoin futures positions if the Chicago Mercantile Exchange ("CME") halted the trading of ether futures or bitcoin futures due to price limits or otherwise.

Liquidity Risk Management

5. Please supplementally discuss how the Fund anticipates classifying the liquidity of ether futures investments or bitcoin futures investments and the rationale for such classification. Refer to Rule 22e-4(b)(1)(ii) of the Investment Company Act of 1940.

6. Please supplementally discuss the Fund's plans for liquidity risk management during both normal and reasonably foreseeable stressed conditions, and the board's consideration of

liquidity risks related to the investment strategy and the appropriateness of the investment strategy for an open-end fund. Refer to Rule 22e-4(b)(1)(i) of the Investment Company Act.

7. Given the inability of exchange-traded funds ("ETFs") to close to new investors and the capacity constraints posed by FCMs and the CME, please supplementally explain how the Fund will manage liquidity if the Fund becomes so large as to require more liquidity than the market can provide to meet potential redemptions.

Derivatives Risk Management

8. Please supplementally provide an outline of the Fund's plans for complying with Rule 18f-4 of the Investment Company Act, including a preliminary overview of the key elements of the derivatives risk management program, and confirm that the Fund will use a relative VaR test. Please also identify the designated reference portfolio used in the Fund's relative VaR test.

Simulated Performance

Funds taking a "long" position in ether futures contracts or a "long" position in both ether futures contracts and bitcoin futures contracts:

9. Please supplementally discuss how the Fund would be expected to perform during significant market downturns in the price of ether and ether futures, such as the downturn that occurred on May 19, 2021, or during significant market downturns in the price of bitcoin and bitcoin futures, such as those that occurred on June 13, 2022 and November 8 and 9, 2022.

Funds taking a "short" position in ether futures contracts:

10. Please supplementally discuss how the Fund would be expected to perform during significant daily upturns in the price of ether and ether futures, such as the upturn that occurred on November 10, 2022.

Subsidiary

Funds investing in futures contracts through a subsidiary

11. Please supplementally confirm that:

- the financial statements of the subsidiary will be consolidated with those of the Fund (if not, please explain why);
- the subsidiary and its board will agree to (a) inspection by the staff of the subsidiary's books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder, and (b) designate an agent for service of process in the United States; and

- the subsidiary's management fee, if any, will be included in "Management Fees," and the subsidiary's expenses will be included in "Other Expenses" in the Fee Table.

Principal Investment Strategies

Where disclosure is requested, please include in the Fund's summary prospectus.

12. Please disclose in boldface type that the Fund will not invest directly in ether or bitcoin.

13. Please supplementally confirm that the Fund will not seek economic exposure to ether, or to ether and bitcoin, that exceeds 100% of the Fund's net assets.

14. Please disclose that the Fund will obtain exposure to ether or bitcoin only through cash-settled futures traded on an exchange registered with the Commodity Futures Trading Commission, which currently means the CME, investment companies that are registered under the Investment Company Act, or operating companies whose securities are registered under the Securities Exchange Act of 1934 and are publicly traded, and revise or delete any disclosure that is inconsistent with this statement.

15. Please explain the Fund's strategy with respect to the "rolling" of ether futures contracts or bitcoin futures contracts, including the contract month the Fund plans to invest in and generally how and when the Fund expects to roll the contracts. If the Fund is unable to provide this disclosure, please explain why.

16. If the Fund may enter into reverse repurchase agreements or similar financing transactions, please disclose the purpose of such transactions (e.g., for investment and/or tax purposes).

17. Please describe ether and bitcoin and the Ethereum blockchain and Bitcoin blockchain; the relationship of ether and bitcoin to the Ethereum blockchain and Bitcoin blockchain, respectively; the applications and use cases that the Ethereum blockchain and Bitcoin blockchain, and ether and bitcoin, have been designed to support; and how the Ethereum blockchain and Bitcoin blockchain, and ether and bitcoin, differ from one another in terms of such intended applications and use cases, among other things. Also, with regard to Ethereum, describe the role that the Ethereum Foundation plays in the development of the blockchain.

Principal Risks

Please include requested disclosure in the Fund's summary prospectus.

18. Given the inability of ETFs to close to new investors, please disclose the impact of any CME- or FCM-imposed capacity limits, including the CME's position limits and accountability levels, on the Fund's ability to achieve its target investment in ether futures or bitcoin futures. Disclose other factors that may impact the Fund's ability to carry out its investment strategy, including high margin requirements and the unavailability of counterparties.

19. Please disclose that there may be differences in returns between ether futures and ether, or bitcoin futures and bitcoin, due to divergence in prices or the costs associated with futures investing. In this regard, discuss any unique contango/rolling risks related to ether futures or bitcoin futures.

20. Please discuss any risks related to the use of leverage in ether futures or bitcoin futures investing, including the use of reverse repurchase agreements for investment and/or tax purposes.

21. Please disclose the risks associated with concentrating more than 25% of the Fund's total assets in investments that provide exposure to ether, or ether and bitcoin.

22. If using a subsidiary, please disclose the risks related to the size of the Fund's investment in the subsidiary exceeding 25% of total assets, including any potential adverse tax consequences for the Fund.

23. Please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio investments, may cause the Fund to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made purchases and redemptions in kind. Disclose that these costs could be imposed on the Fund, and thus decrease the Fund's net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

24. Please disclose that ether may be determined to be a security or to be offered and sold as a security under federal or state securities laws.

25. Please disclose, with sufficient specificity and detail, the types of adverse consequences for the Fund and its shareholders if ether is determined to be a security or to be offered and sold as a security under federal or state securities laws.

26. Please disclose the risks related to the fragmentation and regulatory noncompliance and/or oversight of spot markets for crypto assets, including the potential for fraud and manipulation.

27. Please disclose that crypto asset trading platforms on which ether or bitcoin is traded, and which may serve as a pricing source for the calculation of the ether or bitcoin reference rate that is used for the purposes of valuing the Fund's investments, are or may become subject to enforcement actions by regulatory authorities, and that such enforcement actions may have a material adverse impact on the Fund, its investments, and its ability to implement its investment strategy.

28. Please disclose risks related to new or changing laws and regulations affecting the use of blockchain technology and/or investments in crypto assets or crypto asset-related

investments. Disclose that any future regulatory changes may have a materially adverse impact on the Fund, its investments, and its ability to implement its investment strategy.

29. Please disclose that ether and ether futures are relatively new investments, present unique and substantial risks, and historically have been subject to significant price volatility. Also, disclose that the value of ether and bitcoin has been, and may continue to be, substantially dependent on speculation, such that trading and investing in these crypto assets generally may not be based on fundamental analysis.

30. Please disclose that individuals or organizations holding a large amount of ether or bitcoin (also known as "whales") may have the ability to manipulate the price of ether or bitcoin.

Funds taking a "long" position in ether futures contracts or a "long" position in both ether futures contracts and bitcoin futures contracts should also address the following:

31. Please disclose that the Ethereum blockchain may be vulnerable to attacks to the extent that there is concentration in the ownership and/or staking of ether and specifically explain how this risk varies by level of concentration (i.e., 33% vs. 50% vs. 66% of total staked ether). In this regard, we understand that possession of 33% of staked ether is the minimum stake that can be used to execute an attack and that the possession of more than 50% of staked ether enables more extensive attacks, such as transaction censorship and block reordering. Explain how the value of ether futures contracts in which the Fund invests may be impacted by an attack.

32. Please disclose that the Bitcoin blockchain may be vulnerable to attacks to the extent that there is a "miner" or group of "miners" that possesses more than 50% of the blockchain's "hashing" power. Explain how the value of bitcoin futures contracts in which the Fund invests may be impacted by an attack.

33. Please disclose that proposed changes to the Ethereum blockchain's protocol or Bitcoin blockchain's protocol may not be adopted by a sufficient number of users and validators or users and miners, respectively, which may result in competing blockchains with different native crypto assets and sets of participants (also known as a "fork"), and give examples of forks (e.g., the forks resulting in the Ethereum Classic blockchain and the Bitcoin Cash blockchain). Explain how the value of ether futures contracts or bitcoin futures contracts in which the Fund invests may be impacted by a fork.

34. Please disclose that the Ethereum blockchain's protocol, including the code of smart contracts running on the Ethereum blockchain, or the Bitcoin blockchain's protocol may contain flaws that can be exploited by attackers. Also, with regard to Ethereum, discuss the exploit of The DAO's smart contract in June 2016, how it was addressed, and its consequences for the blockchain, including the resulting hard fork. Explain how the value of ether futures contracts or bitcoin futures contracts in which the Fund invests may be impacted by an exploit.

35. Please discuss the exposure of ether and bitcoin to instability in other speculative parts of the blockchain/crypto industry, such that an event that is not necessarily related to the security or utility of the Ethereum blockchain and Bitcoin blockchain can nonetheless precipitate a significant decline in the price of ether and bitcoin (e.g., the collapse of TerraUSD in May 2022 and FTX Trading Ltd. in November 2022).

36. With regard to the Ethereum blockchain, please disclose the risks or challenges posed by the emergence of other public blockchains that are similarly designed to support the development, deployment, and operation of smart contracts, and explain the potential impact on the demand for and value of ether and hence the value of ether futures and an investment in the Fund. Please also explain that the Ethereum blockchain has historically faced scalability challenges and that these alternative blockchains generally attempt to compete with Ethereum by offering faster transaction processing and lower fees. Finally, explain that further development and use of the blockchain for its intended purpose are, and may continue to be, substantially dependent on "Layer 2" solutions; briefly describe Layer 2 networks and any risks or challenges that they pose to the blockchain and ether.

37. With regard to the Bitcoin blockchain, please disclose the risks or challenges posed by the emergence of other public blockchains that are similarly designed to serve as an alternative payment system, such as those focused on privacy through the use of zero-knowledge cryptography, and explain the potential impact on the demand for and value of bitcoin and hence the value of bitcoin futures and an investment in the Fund. Please also explain the common impediments and/or disadvantages to adopting the Bitcoin blockchain as a payment network, including the slowness of transaction processing and finality, variability of transaction fees, and volatility of bitcoin's price. Finally, explain that further development and use of the blockchain for its intended purpose are, and may continue to be, substantially dependent on "Layer 2" solutions; briefly describe Layer 2 networks (e.g., the Lightning Network) and any risks or challenges that they pose to the blockchain and bitcoin.

Funds taking a "long" position in both ether futures contracts and bitcoin futures contracts should also address the following:

38. Please explain that the price movements of ether and bitcoin generally have been highly correlated and that ether has generally been more volatile and thus tends to rise more than bitcoin on days that bitcoin rises and to fall more than bitcoin on days that bitcoin falls.

<u>Concentration</u>

39. Please note that we believe that investments in ether futures and bitcoin futures fall within a fund's concentration policy and, as such, its concentration policy must account for these investments. Given the extent of the Fund's planned investment in ether futures, or ether futures and bitcoin futures, and its exposure to ether, or ether and bitcoin, as a result, we believe the Fund's fundamental concentration policy should address these investments. We note that a fund may categorize its investments in any reasonable industry, as appropriate.

Exhibits

40. Please supplementally confirm that the Fund's investment advisory agreement, legal opinion, and any other required exhibits, including amendments to the Fund's agreements with service providers and underwriters and distributors, have been filed as exhibits to the registration statement or will be filed as exhibits to the registration statement in a post-effective amendment filed around the time of effectiveness.

General

41. Please do not refer to the markets on which ether and bitcoin trade as "exchanges." As these entities are not registered as national securities exchanges under Section 6 of the Securities Exchange Act, please refer to them as crypto asset trading platforms or use another similar term that does not suggest that they are "exchanges."

42. Please do not refer to ether, bitcoin, or similar crypto assets as "cryptocurrency" or "digital currency" as they presently are not widely accepted as a medium of exchange.

43. Please supplementally confirm that the Fund's code of ethics applies to transactions in ether, ether futures, bitcoin, or bitcoin futures and that Access Persons, as defined in Rule 17j-1 of the Investment Company Act, will be required to pre-clear such transactions.

****

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-8045 or bentzingere@sec.gov.

Sincerely,
/s/ Elizabeth Bentzinger
Senior Counsel

cc: Matthew Babinsky, Van Eck Associates Corporation
Allison M. Fumai, Dechert LLP
Asen Parachkevov, Branch Chief
Andrea Ottomanelli Magovern, Assistant Director
Bernard Nolan, Senior Special Counsel